Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change December 20, 2007
Item 3	News Release The news release dated December 20, 2007 was disseminated through Canada Stockwatch and Market News.
Item 4	Summary of Material Change Canplats Resources Corporation announced the appointment of Bruce Youngman, as the Company’s new President and Chief Operating Officer, effective December 20, 2007.
Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated December 20, 2007. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 20th day of December, 2007.

December 20, 2007	TSX Venture Symbol: CPQ

CANPLATS APPOINTS NEW PRESIDENT AND CHIEF OPERATING OFFICER

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the appointment of Bruce Youngman, as the Company’s new President and Chief Operating Officer, effective December 20, 2007.

Mr. Youngman has over twenty-five years of experience in mineral exploration and public company management.  He was a Director and Vice President of Northern Dynasty Minerals Ltd. (NDM: TSX; NAK: AMEX) from 2001 to 2004 and its President and Director from 1994 to 2001.  During this time Mr. Youngman was responsible for the global project search that resulted in the identification and acquisition of the Pebble Gold-Copper Porphyry Project in Alaska.

Company Chairman and CEO, R.E. Gordon Davis, commented: “We are excited to have someone of Bruce’s stature join the Canplats’ team and look forward to benefiting from his expertise in developing projects of merit.”

Mr. Youngman will receive incentive stock options to purchase 250,000 common shares of the Company for a period of five years at a price of $2.89 per share.

In addition, the Company appointed John Kim, as the Company’s new Corporate Secretary, effective December 19, 2007.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.